Sheet1

	Merrill Lynch Corporate Bond fund, Inc.
	Matters submitted to a vote of security holders(77C)
	File Number 811-2857

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	Corp Bond High Income	Corporate Bond Fund was rolled up and voted and reported as one
item #'s	For All	521,950,857	94.34	87.54	487,123,800	88.06	81.71
1 & 2	Withhold All	7,352,972	1.32	1.23	23,580,215	4.26	3.95
	For All Except	23,947,605	4.32	4.01	42,457,419	7.67	7.12
	Broker Non Vote
7/25	Corp Bond Inter Term
item #'s	For All	1,885,800	95.06	50.11	17,254,538	86.85	45.78
1 & 2	Withhold All	137,572	0.69	0.36	1,018,326	5.12	2.7
	For All Except	841,989	423.00	2.23	1,592,497	8.01	4.22
	Broker Non Vote
7/25	Corp Bond Invest Grade
item #'s	For All	87,837,507	95.91	78.32	82,914,995	90.54	73.93
1 & 2	Withhold All	653,616	0.71	0.58	2,918,045	3.18	2.6
	For All Except	3,082,985	3.36	2.74	5,741,068	3.26	5.11
	Broker Non Vote

Last Updated on 11/28/2000
By Vania Allen